October 24, 2024

Catherine De Lorenzo

Pam Howell

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Revival Acquisition Corporation Amendment No.1 to
Preliminary Proxy Statement on Schedule 14A Filed October 18, 2024 File No. 001-39970

Dear Ms. De Lorenzo,

On behalf of our client, Northern Revival Acquisition Corporation, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 23, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to the Company or matters arising from Company’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from the Company or its counsel, Winston & Strawn LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No 2. to the Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Supplement No. 1 to the Preliminary Proxy Statement, page 1

1.	We acknowledge your revisions made in response to our prior comment. Please further revise to describe the current material impacts and consequences of the delisting. For example, we note you have removed the risk factor disclosure describing the risk of being determined to be a "penny stock." Please add back such disclosure and clearly discuss the consequences of that designation or advise why such disclosure is not required. See Exchange Act Rule 240.3a51-1. Please also disclose that as a result of the delisting you may no longer be attractive as a merger partner, disclose any potential impact on your ability to complete an initial business combination, and provide additional disclosure on the impact on securities holders due to your securities no longer being considered “covered securities.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 5 to describe the risk of being determined to be a “penny stock.” We have also disclosed that as a result of the delisting we may no longer be attractive as a merger partner and disclose the potential impact on our ability to complete an initial business combination and provide additional disclosure on the impact on securities holders due to our securities no longer being considered “covered securities.”

Please do not hesitate to contact Aemish Shah at 203-943-0140 or Mike Blankenship of Winston & Strawn LLP at 713-651-2678 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Aemish Shah
Chief Executive Officer

cc:	Michael J. Blankenship, Partner, Winston & Strawn LLP Ben D. Smolij, Of Counsel, Winston & Strawn LLP